
October 3, 2022

Brandi Roberts
Chief Financial Officer
Longboard Pharmaceuticals, Inc.
4275 Executive Square, Suite 950
La Jolla, California 92037

> **Re: Longboard Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2022**
> **File No. 333-267674**

Dear Brandi Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexa Ekman